Exhibit 99.1

Yirendai Reports Third Quarter 2016 Financial Results

BEIJING, November 15, 2016 – Yirendai Ltd. (NYSE: YRD) (“Yirendai” or the “Company”), a leading online consumer finance marketplace in China, today announced its unaudited financial results for the quarter ended September 30, 2016.

Starting from the second quarter of 2016, the Company changed its reporting currency from the U.S. dollar (“US$”) to the Renminbi (“RMB”), to reduce the impact of increased volatility of the RMB to US$ exchange rate on the Company’s reported operating results. The aligning of the reporting currency with the underlying operations will better depict the Company’s results of operations for each period. This release contains translations of certain RMB amounts into US$ for convenience[1]. Prior period numbers have been recast into the new reporting currency.

In the third quarter of 2016, Yirendai facilitated RMB 5,617.5 million (US$842.4 million) of loans to 92,479 qualified individual borrowers on its online marketplace, representing a 120% year-over-year growth; 59% of the borrowers were acquired from online channels; 40.5% of the loan volume was originated from online channels and 98.3% of the online volume was facilitated through the Yirendai mobile application.

In the third quarter of 2016, Yirendai facilitated 171,460 investors with total investment amount of RMB 5,953.5 million (US$892.8 million), 100% of which was facilitated through its online platform and 83.2% of which was facilitated through its mobile application.

For the third quarter of 2016, total net revenue was RMB 876.7 million (US$131.5 million), up 137% from the same period in 2015; net income was RMB 344.3 million (US$51.6 million), representing an increase of 308% from the same period in 2015.

	For Three Months Ended
in RMB million	September 30, 2016	June 30, 2016	QoQ Change	September 30, 2015	YoY Change
Amount of Loans Facilitated	5,617.5	4,538.7	24%	2,551.3	120%
Total Net Revenue	876.7	733.8	19%	370.7	137%
Total Fees Billed (non-GAAP)	1,322.6	1,110.8	19%	587.8	125%
Net Income	344.3	260.6	32%	84.4	308%
Adjusted EBITDA (non-GAAP)*	220.7	265.0	-17%	127.2	73%

* The sequential decrease of adjusted EBITDA was primarily due to an expense of RMB 81.3 million (US$12.2 million) related to an organized fraud incident concerning one type of Yirendai’s FastTrack loan products, which was first detected in July 2016.

“We are pleased to deliver another quarter of solid business growth as we stayed focused on technology-driven product development and partnership expansion,” commented Ms. Yihan Fang, Chief Executive Officer of Yirendai. “We continued to enhance our credit assessment model during the quarter by adding new data sources, fine-tuning our processing algorithms and introducing more stringent anti-fraud measures. We believe the Interim Measures for the Administration of the Business Activities of Online Lending Information Intermediary Institutions promulgated on August 24th, 2016 by the China Banking Regulatory Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Internet Information Office is an important milestone for China’s online lending industry. We believe it will drive the healthy development of the industry and benefit both lenders and borrowers. We are well positioned to expand and strengthen our industry-leading position and are confident that we will be able to provide better services to more customers.”

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“Our strong third quarter results were primarily attributable to continued growth in loan origination and stable asset performance,” said Mr. Dennis Cong, Chief Financial Officer of Yirendai. “We enjoyed a tax credit of RMB 151.7 million in this quarter as our subsidiary, Yi Ren Heng Ye, became qualified as a software enterprise which makes it eligible for a favorable income tax rate. We believe this demonstrates to the market our outstanding financial technological capabilities and proven track record of business operations. We are committed to investing in our future growth and enhancing our market leadership.”

Third Quarter 2016 Financial Results

Total amount of loans facilitated in the third quarter of 2016 was RMB 5,617.5 million (US$842.4 million), increased by 120% year over year from RMB 2,551.3 million in the same period of 2015, reflecting strong demand for our products and services. As of September 30, 2016, the Yirendai platform had facilitated approximately RMB 25.7 billion (US$3.8 billion) in loan principal since its inception.

Total net revenue in the third quarter of 2016 was RMB 876.7 million (US$131.5 million), increased by 137% from RMB 370.7 million in the same period of 2015. The increase of total net revenue was mainly attributable to the growth of loan origination volume.

Total fees billed (non-GAAP) in the third quarter of 2016 were RMB 1,322.6 million (US$198.3 million), increased by 125% from RMB 587.8 million in the same period of 2015, driven by the growth of loan origination volume. Upfront fees billed to borrowers in the third quarter of 2016 were RMB 1,192.4 million (US$178.8 million), increased by 109% from RMB 569.2 million in the same period of 2015. Monthly fees billed to borrowers in the third quarter of 2016 were RMB 105.8 million (US$15.9 million), increased by 349% from RMB 23.6 million in the same period of 2015. Service fees billed to investors in the third quarter of 2016 were RMB 110.9 million (US$16.6 million), increased by 318% from RMB 26.6 million in the same period of 2015.

Operating costs and expenses in the third quarter of 2016 were RMB 674.4 million (US$101.1 million), compared to RMB 471.2 million in the previous quarter and RMB 244.4 million in the same period of 2015.

Sales and marketing expenses in the third quarter of 2016 were RMB 423.0 million (US$63.4 million), compared to RMB 355.2 million in the previous quarter and RMB 182.4 million in the same period of 2015. Sales and marketing expenses in the third quarter of 2016 accounted for 7.5% of amount of loans facilitated in this quarter, decreased from 7.8% in the previous quarter as we continued to benefit from the strong investor demand.

Origination and servicing costs in the third quarter of 2016 were RMB 62.4 million (US$9.4 million), compared to RMB 42.7 million in the previous quarter and RMB 27.4 million in the same period of 2015. Origination and servicing costs in the third quarter of 2016 accounted for 1.1% of amount of loans facilitated in the third quarter of 2016, compared to 0.9% in the previous quarter.

General and administrative expenses in the third quarter of 2016 were RMB 189.0 million (US$28.3 million), compared to RMB 73.3 million in the previous quarter and RMB 34.6 million in the same period of 2015. General and administrative expenses in the third quarter of 2016 accounted for 21.6% of total net revenue, compared to 10.0% in the previous quarter. The increase in general and administrative expenses was mainly due to an expense of RMB 81.3 million (US$12.2 million) related to an organized fraud incident, the increased salary expenses as we expanded our technology team and the share-based compensation expenses of RMB 15.3 million (US$2.3 million).

In the third quarter of 2016, the Company recognized an expense of RMB 81.3 million (US$12.2 million) related to an organized fraud incident concerning one type of our FastTrack loan products, which was first detected in July 2016. After uncovering the fraud incident, the Company suspended the offering of the FastTrack loan product in question and made it available again on its marketplace starting late July with more stringent requirements which aim to prevent similar type of fraud incident.

 2/10

Income tax benefit in the third quarter of 2016 was RMB 132.0 million (US$19.8 million), compared to income tax expense of RMB 43.3 million in the same period of 2015. The income tax benefit was primarily because the Company’s subsidiary Yi Ren Heng Ye Technology Development (Beijing) Co., Ltd. became qualified as a software enterprise which makes it eligible for an exemption of enterprise income tax for 2015 and 2016. Total amount of tax credit in the third quarter of 2016 was RMB 151.7 million (US$22.8 million), including RMB 69.2 million associated with full year 2015 and RMB 82.5 million associated with the first and second quarter of 2016.

Adjusted EBITDA (non-GAAP) in the third quarter of 2016 was RMB 220.7 million (US$33.1 million), decreased by 17% from RMB 265.0 million in the previous quarter and increased by 73% from RMB 127.2 million in the same period of 2015. The sequential decrease of adjusted EBITDA was primarily due to an expense of RMB 81.3 million (US$12.2 million) related to the aforementioned fraud incident in July 2016.

Net income in the third quarter of 2016 was RMB 344.3 million (US$51.6 million), increased by 308% from RMB 84.4 million in the same period of 2015.

Basic income per ADS in the third quarter of 2016 was RMB 5.76 (US$0.86), increased by 29% from RMB 4.46 in the previous quarter and 241% from RMB 1.69 in the same period of 2015.

Diluted income per ADS in the third quarter of 2016 was RMB 5.70 (US$0.85), increased by 28% from RMB 4.46 in the previous quarter and 237% from RMB 1.69 in the same period of 2015.

Net cash generated from operating activities in the third quarter of 2016 was RMB 268.9 million (US$40.3 million), increased by 37% from RMB 196.1 million in the previous quarter and 172% from RMB 98.8 million in the same period of 2015.

As of September 30, 2016, cash and cash equivalents excluding the risk reserve fund balance was RMB 1,106.3 million (US$165.9 million), compared to RMB 1,336.3 million as of June 30, 2016. The decrease of cash and cash equivalents was primarily due to the Company’s increased investment in short-term assets, presented as available-for-sale investments and held-to-maturity investments on balance sheet, to enhance its return from operating cash. As of September 30, 2016, balance of held-to-maturity investments was RMB 172.5 million (US$25.9 million) and balance of available-for-sale investments was RMB 298.0 million (US$44.7 million).

Risk Reserve Fund. In the third quarter of 2016, Yirendai set aside in the risk reserve fund an amount of RMB 376.7 million (US$56.5 million), which is equal to 7% of the loans facilitated through its marketplace[2] during the period. In the third quarter of 2016, the Company made payments in a total amount of RMB 201.3 million (US$30.2 million) out of the risk reserve fund to pay out the outstanding principal and accrued interest of default loans. As of September 30, 2016, restricted cash balance associated with the risk reserve fund was RMB 930.7 million (US$139.6 million), compared to RMB 755.2 million as of June 30, 2016. The principal balance of performing loans covered by the risk reserve fund was RMB 16,204.6 million (US$2,430.0 million) as of September 30, 2016, compared to RMB 12,963.6 million as of June 30, 2016.

In the third quarter of 2016, Yirendai accrued liabilities from risk reserve fund guarantee of RMB 511.8 million (US$76.8 million), including 81.3 million (US$ 12.2 million) of estimated payouts in excess of its stand ready obligation related to the aforementioned fraud incident that we detected in July 2016. The Company has not adjusted the estimated percentage of expected cash payouts for its ongoing loan facilitation, because the Company believes that the fraud incident does not impact its assessment of the overall default risk for its portfolio given its extent of identification for the fraud incident. The ongoing accrued liability from the risk reserve fund guarantee is equal to 8% of the loans facilitated through its marketplace[2]. During the quarter, the Company released liabilities of RMB 201.3 million (US$30.2 million) to pay out the outstanding principal and accrued interest of default loans. As of September 30, 2016, liabilities from risk reserve fund guarantee was RMB 1,238.7 million (US$185.8 million).

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Delinquency rates. As of September 30, 2016, the overall delinquency rate for loans that are 15-89 days past due was 1.9%, compared to 1.7% as of June 30, 2016. The slight increase of delinquency rates was in line with the Company’s expected delinquency level of its asset portfolio.

Net charge-off rates. As of September 30, 2016, the charge-off rates for Grade A, B, C, and D loans originated in 2015 were 5.1%, 5.9%, 7.5% and 6.1%, respectively, compared to 4.5%, 4.5%, 5.7% and 4.2% as of June 30, 2016. As the 2015 vintage loans continued to mature, the charge off level is within our risk performance expectation.

Other Operating Metrics and Business Results

•	As of September 30, 2016, Yirendai had facilitated RMB 25.7 billion (US$3.8 billion) of loans on the Yirendai online marketplace since its inception in 2012.
•	As of September 30, 2016, remaining principal of performing loans[3] totaled RMB 17.0 billion (US$2.6 billion), increased by 24% from RMB 13.8 billion as of June 30, 2016 and 153% from RMB 6.7 billion as of September 30, 2015.
•	In the third quarter of 2016, the Yirendai platform facilitated loans for 92,479 borrowers, 59% of whom were acquired from online channels.
•	Total amount of loans facilitated in the third quarter of 2016 was RMB 5,617.5 million (US$842.4 million); 40.5% of the loans was originated from online channel, and 98.3% of the online volume was facilitated through Yirendai’s mobile application.
•	In the third quarter of 2016, the Yirendai platform facilitated loans for 171,460 investors, 100% of whom were acquired from online channels, with annual rates of return ranging from 5.00% to 11.25%.
•	In the third quarter of 2016, loans made to Grade A, B, C, and D borrowers represented 7.0%, 4.7%, 8.9% and 79.4% of the Company’s product portfolio, respectively.

Business Outlook

Based on the information available as of the date of this press release, Yirendai provides the following outlook, which reflects the Company’s current and preliminary view and is subject to change. The following outlook does not take into consideration the impact of stock-based compensation expenses.

Full Year 2016

•	Total loans facilitated will be in the range of RMB 19,750 million to RMB 20,000 million (US$2,962 million to US$2,999 million), increased from its original business outlook of RMB 19,000 million to RMB 20,000 million
•	Total net revenue will be in the range of RMB 3,080 million to RMB 3,120 million (US$462 million to US$468 million), increased from its original business outlook of RMB 3,000 million to RMB 3,100 million
•	Adjusted EBITDA (non-GAAP) will be in the range of RMB 910 million to RMB 930 million (US$136 million to US$139 million), increased from its original business outlook of RMB 800 million to RMB 850 million

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as fees billed and adjusted EBITDA as supplemental measures to review and assess operating performance. We believe that fees billed and adjusted EBITDA provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See “Operating Highlights and Reconciliation of GAAP to Non-GAAP measures” at the end of this press release.

 4/10

Currency Conversion

Effective April 1, 2016, the Company changed its reporting currency from US$ to RMB. The change in reporting currency is to reduce the impact of increased volatility of the RMB to the US$ exchange rate on the Company’s reported operating results. The aligning of the reporting currency with the underlying operations will better depict the Company’s results of operations for each period. Prior to April 1, 2016, the Company reported its annual and quarterly consolidated statement of operations, cash flow data and balance sheet in US$. In this announcement, the unaudited financial results for the quarter ended September 30, 2016 are stated in RMB. The related financial statements prior to April 1, 2016 have been recast to reflect RMB as the reporting currency for comparison to the financial results for the quarter ended September 30, 2016.

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.6685 to US$1.00, the effective noon buying rate for September 30, 2016 as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call

Yirendai will host a conference call to discuss about its third quarter 2016 financial results at 8:00 AM U.S. Eastern Time on November 16, 2016, which corresponds to 9:00 PM Beijing/Hong Kong time on the same day.

The dial-in details for the live conference call are as follows:

International:	1-412-902-4272
U.S. Toll Free:	1-888-346-8982
Hong Kong Toll Free:	800-905945
China Toll Free:	4001-201203
Conference ID:	Yirendai

A replay of the conference call will be available until November 23, 2016 by dialing:

International:	1-412-317-0088
U.S. Toll Free:	1-877-344-7529
Replay Access Code:	10095946

A live and archived webcast of the conference call will be available on Yirendai’s website at yirendai.investorroom.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yirendai’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yirendai’s ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yirendai’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yirendai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yirendai does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

 5/10

About Yirendai

Yirendai Ltd. (NYSE: YRD) is a leading online consumer finance marketplace in China connecting investors and individual borrowers. The Company provides an effective solution to address largely underserved investor and individual borrower demand in China through an online platform that automates key aspects of its operations to efficiently match borrowers with investors and execute loan transactions. Yirendai deploys a proprietary risk management system, which enables the Company to effectively assess the creditworthiness of borrowers, appropriately price the risks associated with borrowers, and offer quality loan investment opportunities to investors. Yirendai’s online marketplace provides borrowers with quick and convenient access to consumer credit at competitive prices and investors with easy and quick access to an alternative asset class with attractive returns. For more information, please visit yirendai.investorroom.com.

For investor and media inquiries, please contact:

Yirendai

Hui (Matthew) Li

Director of Investor Relations

Email: matthewli@yirendai.com

Christensen IR

In China

Christian Arnell

Phone: +86 (0) 10-59001548

Email: carnell@christensenir.com

In U.S.

Linda Bergkamp

Phone: +1 (480) 614-3004
Email: lbergkamp@christensenir.com

 6/10

Unaudited Condensed Consolidated Statements of Operations

 (in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2015	June 30, 2016	September 30, 2016	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2016
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net revenue:
Loan facilitation services	362,080	713,383	848,322	127,213	842,389	2,096,793	314,432
Post-origination services	5,671	17,232	23,487	3,522	14,500	59,115	8,865
Others	2,909	3,176	4,902	735	5,134	10,973	1,645
Total net revenue	370,660	733,791	876,711	131,470	862,023	2,166,881	324,942
Operating costs and expenses:
Sales and marketing	182,350	355,246	423,003	63,433	436,656	1,033,085	154,920
Origination and servicing	27,415	42,653	62,449	9,364	59,012	141,856	21,273
General and administrative	34,599	73,330	188,961	28,336	92,305	322,397	48,346
Total operating costs and expenses	244,364	471,229	674,413	101,133	587,973	1,497,338	224,539
Interest income	1,435	7,253	9,778	1,466	1,685	22,065	3,309
Non operating income, net	-	91	259	39	-	350	53
Income before provision for income taxes	127,731	269,906	212,335	31,842	275,735	691,958	103,765
Income tax expense/(benefit)	43,287	9,286	(131,946)	(19,786)	83,686	(44,659)	(6,697)
Net income	84,444	260,620	344,281	51,628	192,049	736,617	110,462

Weighted average number of ordinary shares used in computing basic net income per share	100,000,000	117,000,000	119,441,029	119,441,029	100,000,000	117,819,616	117,819,616
Basic income per share	0.8444	2.2275	2.8824	0.4322	1.9205	6.2521	0.9376
Basic income per ADS	1.6888	4.4550	5.7648	0.8644	3.8410	12.5042	1.8752

Weighted average number of ordinary shares used in computing diluted net income per share	100,000,000	117,000,000	120,861,971	120,861,971	100,000,000	118,293,263	118,293,263
Diluted income per share	0.8444	2.2275	2.8485	0.4272	1.9205	6.2270	0.9338
Diluted income per ADS	1.6888	4.4550	5.6970	0.8544	3.8410	12.4540	1.8676

Unaudited Condensed Consolidated Balance Sheets
Cash and cash equivalents	126,259	1,336,329	1,106,262	165,894	126,259	1,106,262	165,894
Restricted cash	313,766	792,637	974,345	146,112	313,766	974,345	146,112
Loans at fair value	-	175,614	367,949	55,177	-	367,949	55,177
Held-to-maturity investments	80,000	2,500	172,500	25,868	80,000	172,500	25,868
Available-for-sale investments	-	-	298,000	44,688	-	298,000	44,688
Other assets	531,385	734,263	1,111,946	166,745	531,385	1,111,946	166,745
Total assets	1,051,410	3,041,343	4,031,002	604,484	1,051,410	4,031,002	604,484
Liabilities from risk reserve fund guarantee	376,328	928,166	1,238,689	185,752	376,328	1,238,689	185,752
Payable to investors at fair value	-	166,193	355,340	53,286	-	355,340	53,286
Other liabilities	259,822	566,865	695,907	104,358	259,822	695,907	104,358
Total liabilities	636,150	1,661,224	2,289,936	343,396	636,150	2,289,936	343,396
Total equity	415,260	1,380,119	1,741,066	261,088	415,260	1,741,066	261,088

Unaudited Condensed Consolidated Cash Flow Data
Net cash generated from operating activities	98,832	196,108	268,875	40,320	212,810	787,000	118,018
Net cash provided by/(used in) investing activities	(82,599)	105,411	(679,486)	(101,894)	(87,671)	(613,919)	(92,063)
Net cash (used in)/provided by financing activities	-	(87,914)	179,221	26,876	-	74,898	11,232
Effect of foreign exchange rate changes	(180)	12,733	1,323	198	(258)	12,163	1,824
Net increase/(decrease) in cash and cash equivalents	16,053	226,338	(230,067)	(34,500)	124,881	260,142	39,011
Cash and cash equivalents, beginning of period	110,206	1,109,991	1,336,329	200,394	1,378	846,120	126,883
Cash and cash equivalents, end of period	126,259	1,336,329	1,106,262	165,894	126,259	1,106,262	165,894

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Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures

(in thousands, except for number of  borrowers, number of investors and percentages)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2015	June 30, 2016	September 30, 2016	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2016
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating Highlights:
Amount of loans facilitated	2,551,320	4,538,687	5,617,485	842,391	6,256,065	13,602,688	2,039,842
Loans generated from online channels	826,703	1,832,078	2,275,473	341,227	2,016,681	5,282,933	792,222
Loans generated from offline channels	1,724,617	2,706,609	3,342,012	501,164	4,239,384	8,319,755	1,247,620
Fees billed	587,781	1,110,849	1,322,598	198,335	1,380,518	3,280,861	491,994
Remaining principal of performing loans	6,720,677	13,771,180	17,028,346	2,553,550	6,720,677	17,028,346	2,553,550
Remaining principal of performing loans covered by risk reserve fund	5,432,918	12,963,604	16,204,583	2,430,019	5,432,918	16,204,583	2,430,019
Number of borrowers	36,493	68,882	92,479	92,479	98,546	211,458	211,458
Borrowers from online channels	18,299	40,033	54,585	54,585	48,645	122,221	122,221
Borrowers from offline channels	18,194	28,849	37,894	37,894	49,901	89,237	89,237
Number of investors	144,107	196,059	171,460	171,460	185,704	473,984	473,984
Investors from online channels	143,607	196,059	171,460	171,460	176,700	473,984	473,984
Investors from offline channels	500	-	-	-	9,004	-	-
Adjusted EBITDA	127,240	264,962	220,716	33,099	276,218	692,291	103,815
Adjusted EBITDA margin	34.3%	36.1%	25.2%	25.2%	32.0%	31.9%	31.9%

Reconciliation of Net Revenues
Fees billed:
Transaction fees billed to borrowers	592,777	1,095,749	1,298,247	194,683	1,404,031	3,230,892	484,501
Upfront fees billed to borrowers	569,227	1,016,393	1,192,449	178,818	1,364,213	2,982,135	447,198
Monthly fees billed to borrowers	23,550	79,356	105,798	15,865	39,818	248,757	37,303
Service fees billed to investors	26,558	88,068	110,943	16,637	51,880	263,563	39,524
Others	3,083	3,366	5,196	779	5,436	11,631	1,744
Value-added tax	(34,637)	(76,334)	(91,788)	(13,764)	(80,829)	(225,225)	(33,775)
Total fees billed	587,781	1,110,849	1,322,598	198,335	1,380,518	3,280,861	491,994
Stand-ready liabilities associated with risk reserve fund	(178,592)	(363,095)	(430,569)	(64,568)	(437,924)	(1,069,386)	(160,364)
Deferred revenue	(18,471)	(15,857)	(16,553)	(2,482)	(44,410)	(52,776)	(7,914)
Cash incentives	(27,725)	(19,556)	(24,074)	(3,610)	(58,988)	(55,337)	(8,298)
Value-added tax	7,667	21,450	25,309	3,795	22,827	63,519	9,524
Net revenues	370,660	733,791	876,711	131,470	862,023	2,166,881	324,942

Reconciliation of EBITDA
Net income	84,444	260,620	344,281	51,628	192,049	736,617	110,462
Interest income	(1,435)	(7,253)	(9,778)	(1,466)	(1,685)	(22,065)	(3,309)
Income tax expense	43,287	9,286	(131,946)	(19,786)	83,686	(44,659)	(6,697)
Depreciation and amortization	944	2,309	2,816	422	2,168	7,055	1,058
Share-based compensation	-	-	15,343	2,301	-	15,343	2,301
Adjusted EBITDA	127,240	264,962	220,716	33,099	276,218	692,291	103,815

 8/10

Delinquency Rates
	Delinquent for
	15-29 days	30-59 days	60-89 days
All Loans
December 31, 2013	0.2%	0.4%	0.3%
December 31, 2014	0.3%	0.2%	0.2%
December 31, 2015	0.4%	0.5%	0.4%
March 31, 2016	0.5%	0.8%	0.5%
June 30, 2016	0.5%	0.7%	0.5%
September 30, 2016	0.5%	0.8%	0.6%

Online Channels
December 31, 2013	0.1%	0.9%	0.3%
December 31, 2014	0.4%	0.3%	0.2%
December 31, 2015	0.6%	0.8%	0.6%
March 31, 2016	0.6%	1.2%	0.8%
June 30, 2016	0.6%	0.8%	0.7%
September 30, 2016	0.5%	0.8%	0.8%

Offline Channels
December 31, 2013	0.3%	0.2%	0.2%
December 31, 2014	0.3%	0.2%	0.2%
December 31, 2015	0.3%	0.4%	0.3%
March 31, 2016	0.5%	0.7%	0.4%
June 30, 2016	0.5%	0.6%	0.4%
September 30, 2016	0.5%	0.7%	0.5%

 9/10

Net Charge-Off Rate
Loan issued period	Pricing grade	Amount of loans facilitated during the period	Accumulated M3+ Net Charge-Off as of September 30, 2016	Total Net Charge-Off Rate as of September 30, 2016
		(in RMB thousands)	(in RMB thousands)
2013	A	258,322	23,071	8.9%
	B	-	-	-
	C	-	-	-
	D	-	-	-
	Total	258,322	23,071	8.9%
2014	A	1,917,542	107,415	5.6%
	B	303,030	20,787	6.9%
	C	-	-	-
	D	7,989	515	6.5%
	Total	2,228,561	128,718	5.8%
2015	A	873,995	44,922	5.1%
	B	419,630	24,716	5.9%
	C	557,414	41,913	7.5%
	D	7,706,575	470,091	6.1%
	Total	9,557,613	581,642	6.1%
Q1-Q3 2016	A	826,114	758	0.1%
	B	541,098	1,302	0.2%
	C	1,102,524	5,216	0.5%
	D	11,132,951	57,560	0.5%
	Total	13,602,687	64,835	0.5%

_________________________________________

[1]	Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.6685 to US$1.00, the effective noon buying rate for September 30, 2016 as set forth in the H.10 statistical release of the Federal Reserve Board.
[2]	In the third quarter of 2016, the Company facilitated RMB 235.4 million (US$35.3 million) of loans invested in by a trust, which was not covered by the risk reserve fund. The Company transferred cash to the trust in an amount equal to 7% of the loan amount as a security fund to protect the trust from potential losses resulting from defaults of these loans.
[3]	Performing loans refer to loans on which payments of interest and principal are less than 90 days past due.

 10/10